ABSA Securities U.S. Inc.

**Statement of Financial Condition
And
Report of Independent Registered Public Accounting Firm**

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70312

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/25/2020 AND ENDING 12/31/2020
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: ABSA Securities U.S. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

610 Fifth Avenue, Suite 405
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Gregory 646-844-0282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC

1411 Broadway, 23rd Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, James Gregory, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABSA Securities U.S. Inc., as of December 31, 2020, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Chief Executive Officer



Notary Public



CLAIRE GRETA YOUNG
NOTARY PUBLIC
NO 02YO
My Comm Ex:
Jun 10, 20
Qualified in New
STATE OF NEW YORK

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ABSA SECURITIES U.S. Inc.

Index
December 31, 2020

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
ABSA Securities U.S., Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABSA Securities U.S., Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2019.

New York, NY

February 23, 2021

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ABSA SECURITIES U.S. Inc.

Statement of Financial Condition
As of December 31, 2020

Assets	
Cash	$ 3,562,381
Receivable from affiliate	387,547
Deferred tax asset	368,740
Fixed assets, net	365,197
Other assets	105,243
Total assets	$ 4,789,108
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	$ 767,834
Income taxes payable	154,502
Total liabilities	922,336
Stockholder's equity	
Common stock, $0.01 par value,	
1,000 shares authorized, 425 shares issued, and outstanding	4
Additional paid-in capital	4,249,996
Accumulated deficit	(383,228)
Total stockholder's equity	3,866,772
Total liabilities and stockholder's equity	$ 4,789,108

The accompanying notes are an integral part of this financial statement.

ABSA Securities U.S. Inc.

1. General information

1.1 Organization

ABSA Securities U.S. Inc. (the "Company") is a corporation formed under the laws of the State of Delaware on September 6, 2018 as a wholly-owned subsidiary of ABSA Group Limited (the "Parent"), a company organized in South Africa. Effective February 25, 2020, the Company commenced operations as a registered broker-dealer under the Securities Exchange Act of 1934 subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA").

1.2 Business Description

The Company was formed to facilitate contacts by its foreign affiliates, including ABSA Bank Limited ("ABL"), with US investors, substantially all of whom will qualify as US institutional investors, pursuant to Rule 15a-6 agreements. ABL distributes research to U.S. institutional investors directly pursuant to SEC Rule 15a-6(a)(2). ABL will also have direct contacts, primarily with U.S. institutional investors, and other U.S. institutional investors, pursuant to SEC Rule 15a-6(a)(3), soliciting transactions in equity securities of foreign issuers. The Company will effect the resulting secondary transactions in foreign equity securities. The Company also will act as a placement agent or finder in private placements of equity securities under Regulation D or Rule 144A, largely on behalf of foreign issuers, primarily African and sourced largely through ABL.

1.3 Coronavirus

The Coronavirus (COVID-19) disrupted economic activities during 2020, and has continued into 2021. Management actions implemented to address the effects of the virus have enabled the continuation of ASUS's business activities, with little disruption. ASUS continues to work closely with Absa Group Limited in managing the associated impact to ASUS and the Group. Due to the evolving nature of the virus outbreak an estimate of its financial effect cannot be made at the date of issue of the financial statements.

2. Accounting policies

2.1 Basis of Presentation

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

2.2 Use of Estimates in the Preparation of Financial Statements

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets and liabilities, the disclosure of contingencies at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from the estimates included in the financial statements.

2.3 Income Taxes

In accordance with Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes,* the asset and liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.Net deferred tax assets are recognized to the extent the Company believes these assets are more likely than not to be realized. In making such a determination, all available positive and negative evidence is considered, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. If it is determined the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, an adjustment would be made to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Uncertain tax positions are recorded in accordance with ASC 740, *Accounting for Income Taxes*, on the basis of a two-step process, whereby (1) the Company determines whether it is more likely than not the tax positions would be sustained on the basis of the technical merits of the position taken and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is more than 50% likely to be realized upon the ultimate settlement with the related tax authority.

2.4 Cash
Cash consists of cash deposits held in an account at a major financial institution and therefore are subject to credit risk at the financial institution. The amount on deposit at this institution exceeds the maximum balance insured by the Federal Deposit Insurance Corporation ("FDIC"). However, the Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

2.5 Employee benefits
Staff costs
Short-term employee benefits, including salaries, accrued performance costs, salary deductions and taxes are recognized over the reporting period in which the employees provide the services to which the payments relate. Performance costs are recognized to the extent that the Company has a present obligation to its employees that can be measured reliably and are recognized on an undiscounted basis over the period of service that employees are required to work to qualify for the services.

Share-based payments
The Company operates cash-settled share-based payment plan.

Employee services settled in equity instruments
AGL operates a number of share schemes across multiple subsidiaries within the Absa Group, including the Company, which is linked the to AGL's shares. When the Company receives services as part of a share-based payment arrangement that is equity-settled, the Company shall account for that award as equity-settled in the financial statements only when:
- The awards granted are settled with the Company's own equity instruments; or
- The Company has no obligation to settle the share-based payment transaction.

There were no awards in the reporting period.

For cash-settled share-based payments, the Company recognizes the services received and the liability for those services as the employees render them.

In terms of the rules of the share-based payment schemes currently in effect within the Company, Absa Group Limited has the ultimate obligation to settle the deferred awards, and is accordingly considered to be the grantor of the awards under ASC 718 *Compensation-Stock Compensation*. The Company therefore accounts for the current schemes as equity-settled share-based payment arrangements.

The cost of the employee services received in respect of the shares or share options granted is recognized in profit or loss, with a corresponding increase in equity, over the period that employees provide services to the Company, generally the period in which the award is granted or notified and the vesting date of the shares or options. The overall cost of the award is calculated using the number of shares and options expected to vest and the fair value of the shares or options at the date of grant.

The number of shares and options expected to vest takes into account the likelihood that performance and service conditions included in the terms of the awards will be met. Failure to meet non-vesting condition is treated as a cancellation, resulting in an acceleration of recognition of the cost of the employee services.

The fair value of shares is the market price ruling on the grant date, in some cases adjusted to reflect restrictions on transferability. The fair value of options granted is determined using option pricing models to estimate the numbers of shares likely to vest. These take into account the exercise price of the option, the current share price, the risk-free interest rate, the expected volatility of the share price over the life of the option and other relevant factors.

Market conditions that must be met in order for the award to vest are also reflected in the fair value of the award, as are any other non-vesting conditions.

Employee services settled in cash
The fair value of the amount payable to employees in terms of a cash-settled share-based payment is recognized as an expense, with a corresponding increase in liabilities, over the vesting period. The liability is remeasured at each reporting date and at settlement date based on AGL's share price. Any changes in the fair value of the liability are recognized as staff costs in profit or loss. No amount is recognized for services received if the awards granted do not vest because of a failure to satisfy a vesting condition.

401k plans
The Company's 401(k) plan is available for all employees. This scheme being a defined-contribution pension scheme as defined in subsection 401(k) of the Internal Revenue Code. The Company's contribution amounts to 6% of the employee's gross compensation.

2.6 Fixed assets
Fixed Assets are stated at cost less accumulated depreciation. Depreciation is calculated over the estimated useful lives of the underlying assets using the straight-line method of depreciation. The useful life for furniture and computer equipment is three years. Leasehold improvements are recorded at cost, net of accumulated amortization, which is calculated on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the lease.

3. Fair value of financial assets and liabilities

The majority of the Company's financial assets and liabilities are recorded at amounts that approximate fair value. Such assets and liabilities include cash, receivable from affiliate, and accrued expenses.

ABSA Securities U.S. Inc.

4.   **Related party transactions**

The Company has entered into a service level agreement (the "Agreement") with ABL to provide the Company with reimbursement of certain costs (plus 12%). At December 31, 2020 the related receivable under the service level Agreement was $387,547 and is included in receivable from affiliate on the statement of financial condition. The service charges are billed monthly and payable by ABL within 30 days of invoice date.

The activities of the Company included significant transactions with related parties and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

5.   **Fixed assets**

Fixed assets consisted of the following at December 31, 2020:

Furniture & fixtures	$ 44,702
Leasehold improvements	316,328
Computer equipment	5,344
Less: accumulated depreciation	(1,177)
	$ 365,197

6.   **Income Taxes**

Income taxes are accounted in accordance with ASC 740, which requires that deferred tax assets and liabilities for all temporary differences between the book and the tax basis of assets and liabilities. The Company is subject to taxation in the United States and various state jurisdictions.

The Company's effective tax rate is 33.7% which is in excess of the Federal tax rate of 21.0% due to additional state and local taxes.

At December 31, 2020, the Company had a deferred tax asset as a result of the book to tax differences relating to fixed assets and accrued expenses. The Company's net deferred tax asset was $368,740. As of December 31, 2020, the Company did not record a valuation allowance against its deferred tax asset since it is more likely than not that the deferred tax asset will be realized.

At December 31, 2020, management believes the Company did not have any uncertain tax positions.

7. **Commitments**

The Company leases its office space under a leases which expires February 2026. Future minimum annual rental commitments are as follows:

Year ending December 31,	
2021	$ 323,523
2022	369,740
2023	369,740
2024	369,740
2025	369,740
Thereafter	61,623
	$ 1,864,106

8. **Regulatory Requirement**

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. The Company has elected, and was approved by FINRA, to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintains minimum net capital of the greater of $250,000 or 2% of customer debits. At December 31, 2020, the Company's net capital was $2,640,045 which was $2,390,045 in excess of its minimum requirement of $250,000.

The Company operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliate and claims exemption from SEC Rule 15c3-3 under sections (k)(2)(i).

9. **Subsequent events**

No other events or transactions subsequent to December 31, 2020 through the date these financial statements were issued would require recognition or disclosure in these financial statements.